UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

Commission File Number: 001-41407

ZHONG YANG FINANCIAL GROUP LIMITED

(Translation of registrant’s name into English)

118 Connaught Road West

Room 1101

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory Note:

This Form 6-K/A amends the information furnished on Form 6-K by Zhong Yang Financial Group Limited (the “Company”) on June 17, 2022 (the “Original 6-K”) to change the date of the special meeting of shareholders to July 13, 2022. This Form 6-K/A does not otherwise amend, modify or update any information contained in the Original 6-K with respect to any events occurring after the furnishing of the Original 6-K. The amended and restated proxy statement and notice of special meeting of shareholders is filed as exhibit 99.1 to this Form 6-K/A.

Exhibit Index

Exhibit No.	Description
99.1	Proxy Statement and Notice of Special Meeting of Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 28, 2022	Zhong Yang Financial Group Limited

	By:	/s/ Ka Fai Yuen
	Name:	Ka Fai Yuen
	Title:	Chief Executive Officer

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